SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For January, 2023
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35.3000.1683-1

MINUTES OF THE 979th BOARD OF DIRECTORS’ MEETING

On January 12, 2023, at 8:30 a.m., the undersigned members of the Company’s Board of Directors listed below met remotely, as provided for by paragraph 4 of article 15 of the Board of Directors Charter, at the call of Mario Engler Pinto Junior, the Chair of the Board of Directors, on an extraordinary basis, according to the head provision and paragraph 6 of Article 13 of the Bylaws of Companhia de Saneamento Básico do Estado de São Paulo – SABESP (“Company”), located at Rua Costa Carvalho, No. 300, Pinheiros, in the city and state of São Paulo, to resolve on the agenda below.

1.	Election of the CEO, according to item II of Article 142 of Federal Law 6,404/76, to complete the 2021-2023 mandate. The matter was instructed based on Official Letter 015/2023, dated January 6, 2023, the Minutes of the 28th Eligibility and Advisory Committee Meeting of Companhia de Saneamento Básico do Estado de São Paulo – Sabesp held on January 9, 2023, Codec Report No. 001/2023, of January 10, 2023, the Registration Form, and the appointee’s CV. All of these documents have been filed in the electronic folder of the meeting. The Controlling Shareholder appointed Mr. André Gustavo Salcedo Teixeira Mendes as CEO of Sabesp (subject to the analysis of the Board of Directors), replacing Mr. Benedito Pinto Ferreira Braga Junior. Pursuant to item II of Article 142 of Federal Law 6,404/76, and item XL of Article 14 of the Bylaws, the Board of Directors unanimously approved the election of Mr. ANDRÉ GUSTAVO SALCEDO TEIXEIRA MENDES, Brazilian, married, engineer, holder of identification document (RG) number 10.738.189-9 IFP-RJ, individual taxpayer’s ID (CPF) 071.918.857-18, domiciled at Rua Costa Carvalho No. 300, Pinheiros, CEP: 05429-000, in the city and state of São Paulo, as CEO of Sabesp, to complete the 2021-2023 mandate that will end in June 2023, replacing Mr. Benedito Pinto Ferreira Braga Junior.

The Officer elected herein shall perform his functions under a mandate coinciding with that of the other executive officers, pursuant to the Company’s Bylaws.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

Additionally, the investiture in the position of Officer is subject to the achievement of specific targets and results, to be approved by the Board of Directors, pursuant to Article 23 of Law 13,303/2016, and paragraph 1 of Article 42 of the Bylaws. The instrument of investiture must state awareness and acceptance of the arbitration clause of Novo Mercado Regulations, as per article 52 of the Bylaws.

2.	Appointment of the CEO as a member of the Board of Directors to complete the 2022-2024 mandate, with subsequent ratification by the Shareholders’ Meeting. Pursuant to Codec Report No. 001/2023 dated January 10, 2023; paragraph 2 of Article 8 of the Bylaws; and given the election of Mr. André Gustavo Salcedo Teixeira Mendes as the CEO of Sabesp, the election of Mr. ANDRÉ GUSTAVO SALCEDO TEIXEIRA MENDES, Brazilian, married, engineer, holder of identification document (RG) number 10.738.189-9 IFP-RJ, individual taxpayer’s ID (CPF) 071.918.857-18, domiciled at Rua Costa Carvalho No. 300, Pinheiros, CEP: 05429-000, in the city and state of São Paulo, to hold the position of Member of the Board of Directors of Sabesp and complete the 2022-2024 mandate of the former CEO as Board Member, pursuant to Article 150 of Federal Law 6,404/76 and Article 12 of the Bylaws, maintaining the other members of the Board, was approved. The matter shall be later ratified by the Shareholders’ Meeting, observing the provisions set forth in paragraph 3 of Article 141 of Federal Law 6,404/76.

The investiture in the positions of CEO and Board member shall observe the requirements, impediments, and procedures set forth in current regulations, which shall be verified upon investiture by the Company. The instrument of investiture (drawn up in the proper book) and the clearance statement shall be signed.

Compensation will be defined based on the guidelines of the State Capital Defense Council, as resolved at the Shareholders’ Meeting. Executive Officers who cumulate the duties of another Executive Officer shall only be entitled to a single compensation. As for the declaration of assets, the applicable state regulations must be observed.

3.	Mr. Eduardo de Freitas Teixeira’s letter of resignation as a member of the Board of Directors and the Audit Committee of Sabesp. The Board members acknowledged receipt of the letter of resignation submitted by Mr. Eduardo de Freitas Teixeira as a member of the Board of Directors and the Audit Committee, dated December 28, 2022.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

On behalf of the Board of Directors, the Chair thanked Mr. Benedito Pinto Ferreira Braga Junior for the relevant services provided as CEO. The Chair also thanked Board member Eduardo de Freitas Teixeira, who resigned from office, for the services provided as former Board member.

Mario Engler Pinto Junior, Chair of the Board of Directors, adjourned the meeting for the drawing up of these minutes, which were read, found to be in compliance, and signed by me, Marialve de Sousa Martins, Executive Secretary of the Board of Directors, and by the attending Board members: MARIO ENGLER PINTO JUNIOR, BENEDITO PINTO FERREIRA BRAGA JUNIOR, CLAUDIA POLTO DA CUNHA, FRANCISCO LUIZ SIBUT GOMIDE, FRANCISCO VIDAL LUNA, LEONARDO AUGUSTO DE ANDRADE BARBOSA, LUIS EDUARDO ALVES DE ASSIS, MARCELO MUNHOZ AURICCHIO, RONALDO COPPA, and WILSON NEWTON DE MELLO NETO.

This is a free English translation of the minutes drawn up in the Book of Minutes of the Board of Directors.

São Paulo/SP - January 12, 2023.

Mario Engler Pinto Junior	Marialve de Sousa Martins
Chair of the Board of Directors	Secretary of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: January 16, 2023

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Osvaldo Garcia
Name: Osvaldo Garcia Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.